Exhibit 99.1

BOOKHAM TECHNOLOGY ANNOUNCES COMMENCEMENT OF COMMERCIAL SHIPMENTS OF 40 KM XFP MODULES

Oxfordshire, 2 February 2004 — Bookham Technology, a leader in optical components to enable the global communications infrastructure, today announced that it has commenced commercial shipments of a new version of its 10 Gigabit per second (Gb/s) IGF Series of XFP transceiver modules. This new version is capable of carrying traffic over 40 km of standard single-mode optical fiber at a wavelength of 1550 nm, while previous versions were designed for 10 km at 1310 nm.  The XFP is an ultra-small transceiver module that was standardized by the XFP Multi-Source Agreement (MSA) Group to help lower the costs of 10 Gb/s optical networking applications.  Because XFP modules are hot-pluggable while an optical networking system is in service, they dramatically simplify upgrade and maintenance activities and therefore lower operating costs for carriers.  The commercial availability of XFP modules capable of transmission over 40 km fiber spans brings to optical fiber trunks the network cost savings currently provided by XFP modules to short reach interconnects.

Bookham acquired Ignis Optics, a pioneer in the development of XFP modules in October 2003.  Ignis Optics had been shipping a 10 km version of the XFP module since 2002.  Those modules, which operate at a wavelength of 1310 nm and are compliant with SONET, SDH, Ethernet, and Fibre Channel standards, now carry live traffic in incumbent local exchange carrier (ILEC) networks and have seen broad market acceptance in North America, Europe, and Asia.

At last year’s Optical Fiber Communications Conference (OFC)  (March 2003), Ignis Optics demonstrated 40 km transmission at 1310 nm in an XFP module.  At the same time, Ignis demonstrated 60 km XFP transmission using Electronic Dispersion Compensation (EDC).  At Supercomm (June 2003), Ignis extended its technological leadership in XFP by demonstrating 120 km transmission at 1550 nm with EDC and 80 km transmission at 1550 nm without EDC.  No other XFP vendor has publicly demonstrated transmission over such long distances.

Today, Bookham announced that it has been making revenue-generating shipments of 40 km, 1550 nm XFP modules since December 2003.  “Our customers had seen proof that the XFP form factor is a cost-effective and compact solution for short reach voice and data interconnections.  Now, with the commercial availability of longer reaches, we have made the XFP form factor apply to metropolitan distances as well.  Following this 40 km link length, we intend to push to still further reaches and to include dense wavelength division multiplexing (DWDM).” said Steve Joiner, Bookham’s director of marketing for XFP transceivers.

Chief Executive Officer Giorgio Anania added, “The successful combination of the Ignis Optics and Bookham engineering teams has greatly accelerated both companies’ transceiver development efforts.  These longer-reach XFP modules show that we have the right skill set to combine the high quality of telecom modules with the low cost of datacom modules, enabling us to provide the key building blocks for the emerging converged network.”

Bookham’s 40 km XFP modules are designed to comply with following industry standards: SONET IR-2; SDH S-64.2; Ethernet 10GbaseER.

For further information, please contact:

Sharon Ostaszewska	or	Brian Dolby/Helen Lyman Smith
Bookham Technology		GBCS Public Relations
Tel: +44 (0)1235 837612		Tel: +44 (0) 115 950 8399
sharon.ostaszewska@bookham.com		brian@gbcspr.com/helen@gbcspr.com

Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical and RF components, modules and subsystems.  Bookham’s broad product range allows it to deliver an extensive range of cost-effective optical functions and solutions to customers, offering higher performance, lower cost, and greater subsystems capability to meet customers’ needs.  The company’s optical and RF components, modules, and subsystems are used in various applications and industries, including telecommunications, data communications, aerospace, industrial, and military environments.  In 2002, Bookham acquired the optical components businesses from Nortel Networks and Marconi.  In July 2003, the company acquired the business of Cierra Photonics Inc. and in October 2003, the company acquired Ignis Optics, Inc.  The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, US, and Switzerland; and offices in the UK, US, Canada, France, Italy, and China; and employs approximately 1700 people worldwide.

More information on Bookham Technology is available at www.bookham.com

Bookham is a registered trademark of Bookham Technology plc.